Exhibit 99.1

News Release

May 8, 2026

TELUS reports operational and financial results for first quarter 2026

Industry-leading first quarter total Mobile and Fixed customer growth of 262,000 driven by sustained demand for our premium bundled services nationally

Delivered continued positive mobile network revenue growth of 1 per cent reflecting ongoing ARPU improvement

Consolidated Service revenue growth of 1 per cent and stable Consolidated Adjusted EBITDA of $1.8 billion, reflecting the resiliency of our business within a dynamic operating environment

Cash from Operations of $1.05 billion, alongside Free Cash Flow growth of 19 per cent to $583 million

Commercial success of TELUS' Sovereign AI Factories, with Rimouski, Quebec, now sold out; second facility launching in Kamloops, British Columbia

Advancing comprehensive balance sheet deleveraging strategy, including strategic partnership opportunities for TELUS Health; progressing toward our net debt to EBITDA leverage target of 3.3-times or lower by year-end 2026 and 3.0-times or better by year-end 2027

Reaffirming key 2026 financial targets: Consolidated Service revenues of 2 to 4 per cent, Consolidated Adjusted EBITDA growth of 2 to 4 per cent; Consolidated Free Cash Flow of approximately $2.45 billion or 10 per cent growth; Consolidated Capital Expenditures of approximately $2.3 billion or 10 per cent decrease

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2026. Effective January 1, 2026, we are retrospectively restating our segmented reporting information to reflect our new reporting structure following the October 2025 privatization of TELUS Digital and the associated post-privatization operational realignment. Please refer to Section 1.1 in our first quarter 2026 MD&A for additional details.

Consolidated operating revenues and other income was $5.0 billion, compared with $5.1 billion in the prior year, as higher Consolidated service revenue growth of 1 per cent was offset by lower Mobile equipment revenue and Other income. Consolidated service revenue growth was driven by: (i) growth in TELUS Health service revenues, reflecting business acquisitions and growth in payor and provider solutions; (ii) subscriber base growth across mobile, residential internet, security and automation and TV; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) mobile phone ARPU declining at a decelerating rate; (ii) lower external revenues in TELUS Digital attributable to the strengthening of the Canadian dollar against the U.S. dollar compared to the same period in the prior year; (iii) lower business-to-business (B2B) data services revenue; (iv) lower agriculture and consumer goods services revenues as a result of the planned divestiture of non-core assets; and (v) declines in fixed legacy voice revenue as a result of technological substitution. See ‘first quarter 2026 Operating Highlights’ within this news release for a discussion on TELUS’ reportable segment results for TTech, TELUS Health and TELUS Digital.

“In the first quarter of 2026, our team’s unwavering commitment to operational excellence and cost efficiency has once again empowered TELUS to deliver industry-leading customer growth and stable financial performance,” said Darren Entwistle, President and CEO. “These results were achieved within a dynamic operating environment, reflecting our disciplined approach to respond tactically while preserving our premium TELUS brand value. This disciplined approach reflects the enduring resiliency of our business and the compelling strength of our leading portfolio of services. Our mobile and fixed customer growth underscores the sustained demand for TELUS’ premium bundled offerings and our world-leading broadband networks. Notably, we achieved total mobile and fixed customer growth of 262,000 driven by 12,000 mobile phone and 229,000 connected device net additions, alongside 21,000 internet customer net additions. This performance reinforces the strength of our integrated Mobile and Home offerings, powered by our leading PureFibre and 5G+ wireless broadband networks. Indeed, our ranking as Canada's most awarded wireless network ever by Opensignal—sweeping ten top honours in their February 2026 report, including 5G Gaming Experience and Time on 5G—reflects our team’s global leadership in quality engineering excellence and unwavering commitment to superior coverage and speed. The dedication and passion of our team in delivering customer service excellence continues to drive industry-leading customer loyalty and retention—a testament to the strength of our customer relationships and the value of our bundled solutions.”

“TELUS Health delivered another quarter of strong growth, achieving service revenue and Adjusted EBITDA growth of 11 per cent, fueled by strategic investments, continuous product innovation and disciplined execution across our global platforms. We now cover approximately 170 million lives globally, further solidifying our position as the world leader in workforce digital health and well-being solutions. TELUS Health is capturing meaningful industry, technology and societal tailwinds that position it for sustained growth. Our financial advisors continue to support our comprehensive review of strategic partnership opportunities for TELUS Health. Proceeds from any monetization will be deployed toward deleveraging, supporting our path to improved financial flexibility and balance sheet strength.”

“Through TELUS Digital, we are accelerating our enterprise-wide AI and data capabilities, enabling the strategic cross-promotion of our industry-leading AI product set throughout our entire business portfolio, while enhancing TELUS Digital’s capacity to capture growth opportunities across its external client base. Our AI-enabling capabilities delivered strong double-digit growth of 22 per cent in the first quarter, demonstrating the compelling momentum of our AI-driven strategy as we progress toward our target of circa $2 billion in 2028 across TELUS Digital and TELUS Business Solutions, including contributions from our Sovereign AI Factories. Notably, our Sovereign AI Factory in Rimouski, Canada's first fully sovereign AI factory, sold out within months of launching, validating strong market demand for sovereign AI infrastructure. Accordingly, we are expanding our compute inventory in Rimouski to meet continued demand, while our second facility in Kamloops, British Columbia, will be coming online shortly to serve the growing ecosystem of Canadian businesses, researchers, and government organizations seeking sovereign AI capabilities. These super-secure facilities provide access to accelerated computing capabilities, enabling customers to innovate rapidly and develop smarter AI solutions. The strategic expansion of our AI capabilities is supported by the integration of TELUS Digital, which continues to unlock meaningful operational efficiencies, with annual cash synergies of approximately $150 million to $200 million tracking against plan, realizing annualized free cash flow synergies of approximately $115 million as at the end of the first quarter of 2026.”

“Our strong financial and operational performance are underpinned by our world-leading broadband networks, data-centric growth assets and customer experience leadership. This positions us to execute on our strategic priorities in 2026 including amplifying profitable revenue growth, moderating capital expenditures to approximately $2.3 billion and generating strong free cash flow of approximately $2.45 billion. This will be complemented by an ongoing emphasis on cost efficiency, through digitization and further integration of AI across all operations, and an unwavering commitment to customer service excellence — positioning TELUS to deliver sustainable, value-accretive growth for years to come.”

Darren added: “Reflecting on our team’s long-standing belief in the synergistic relationship between doing well in business and doing good in the global communities where our team members live, work and serve. Since 2000, TELUS has contributed $1.85 billion, including 2.5 million days of volunteerism – more than any other company in the world – supported by annual TELUS Days of Giving events in 35 countries. For 20 years, our annual Days of Giving events have been a powerful and authentic demonstration of our team's unparalleled legacy of giving in action.”

Doug French, Executive Vice-president and CFO said, “Our first quarter 2026 results are a testament to our team’s continued focus on discipline and operational execution, with rigorous cost management. Consolidated service revenue increased by 1 per cent while Adjusted EBITDA remained stable on a year over year basis. Growth was driven by TELUS Health's strong performance, while TTech and TELUS Digital delivered stable results, demonstrating the resilience of our diversified business portfolio in a dynamic operating environment. Stable cash from operations of $1,050 million and strong Free Cash Flow growth of 19 per cent to $583 million, underscores our solid financial foundation, as we deliver on the objectives and targets we have established with our investors.”

“During the competitive first quarter, we responded to wireless promotional discounting with a measured approach focused on preserving our premium TELUS brand. This consistent strategy is evident in our financial results — delivering positive network revenue growth of 1 per cent while ARPU demonstrated continued sequential improvement, reinforcing the effectiveness of our go-to-market strategy. As we progress through the year, our team will continue to execute with precision, maintaining a strategy that differentiates us from competitors and protects long-term wireless industry health.”

“As we move through 2026, we are well-positioned to drive strong, sustainable growth. Our leading asset mix, diversified business portfolio and proven operational excellence underpin our confidence in driving sustainable long-term value for all stakeholders. Our focus remains on strong Free Cash Flow generation, supported by EBITDA growth, capex intensity moderation and ongoing efficiency and synergy realization. As part of our disciplined capital allocation strategy, we continue to maintain our dividend at the current level while we have systematically started to reduce the discount on our dividend reinvestment plan. Starting in the first quarter of 2026, we reduced the discount to 1.75 per cent. Our three-year Free Cash Flow growth target of minimum 10 per cent compounded annual growth through 2028, combined with the proceeds from the potential monetization of TELUS Health, will support our capital allocation plan and deleveraging targets of 3.3-times or lower by year-end 2026 and 3.0-times or better by the end of 2027,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $144 million and Basic earnings per share (EPS) of $0.09 declined by 52 per cent and 57 per cent, respectively. These decreases were primarily driven by the net after-tax impacts of a decline in Operating income and lower Financing costs. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $356 million decreased by 8 per cent over the same period last year, while adjusted basic EPS of $0.23 was down 12 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 13 per cent to $1.5 billion. In addition to the factors discussed within Adjusted EBITDA below, EBITDA was impacted by higher restructuring and other costs. Adjusted EBITDA was flat at $1.8 billion reflecting varied results across our reportable segments. See ‘first quarter 2026 Operating Highlights’ within this news release for a discussion on segmented Adjusted EBITDA results for TTech, TELUS Health and TELUS Digital.

Our TTech subscriber base of 17.7 million connections increased by 6 per cent over the past 12 months, reflecting a 2 per cent growth in our mobile phones subscriber base to 10.3 million, a 19 per cent increase in our connected devices subscriber base to 4.6 million, and a 3 per cent growth in our internet subscriber base to 2.8 million.

In TELUS Health, as of the end of the first quarter of 2026, healthcare lives covered were 169.6 million, an increase of 93.1 million over the past 12 months, primarily reflecting the addition of 79.3 million lives covered from our acquisition of May 2025 Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our employee and family assistance programs (EFAP) across all of our operating regions, in addition to the ongoing demand for virtual solutions.

Cash provided by operating activities of $1.1 billion declined by 3 per cent in the first quarter of 2026, primarily driven by lower EBITDA and an increase in interest paid. These factors were partially offset by a decrease in income taxes paid, net of recoveries received and an increase in interest received. Free cash flow of $583 million increased by 19 per cent compared to the same period a year ago, largely driven by a decrease in net income taxes paid, partially offset by higher capital expenditures.

Consolidated capital expenditures of $651 million increased by $64 million or 11 per cent in the first quarter of 2026. Capital expenditures in support of TTech operations of $564 million increased by $57 million in the first quarter of 2026, primarily from greater capital investments in developing new facilities to meet growing industry demand. Capital expenditures in support of TTech real estate development of $16 million increased by $8 million in the first quarter of 2026 due to greater capital investments to support the construction of multi-year development projects, including TELUS OceanTM and TELUS Living projects in B.C. TELUS Health capital expenditures of $53 million increased by $9 million in the first quarter of 2026, largely driven by greater investments to support clinic expansions and business acquisitions. TELUS Digital capital expenditures of $37 million decreased by $4 million in the first quarter of 2026, mainly from lower real estate expenditures in Europe and Asia-Pacific.

As at March 31, 2026, our 5G network covered 33.4 million Canadians, representing over 90 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2026	2025	change
Operating revenues (arising from contracts with customers)	4,989	5,018	(1)
Operating revenues and other income	5,013	5,057	(1)
Total operating expenses	4,479	4,305	4
Net income	144	301	(52)
Net income attributable to common shares	136	321	(58)
Adjusted Net income(1)	356	388	(8)
Basic EPS ($)	0.09	0.21	(57)
Adjusted basic EPS(1) ($)	0.23	0.26	(12)
EBITDA(1)	1,522	1,744	(13)
Adjusted EBITDA(1)	1,837	1,841	-
Capital expenditures(2)	651	587	11
Cash provided by operating activities	1,050	1,077	(3)
Free cash flow(1)	583	488	19
Telecom subscriber connections(3) (thousands)	17,722	16,729	6
Healthcare lives covered(4) (millions)	169.6	76.5	n/m

Notation used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 in our first quarter 2026 MD&A for further details.
(4)	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

First quarter 2026 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) decreased by $63 million or 2 per cent in the first quarter of 2026, primarily reflecting lower mobile equipment revenue, as described below.
•	TTech EBITDA decreased by $188 million or 12 per cent in the first quarter of 2026, while TTech Adjusted EBITDA decreased by $8 million or 1 per cent, driven by: (i) lower Other income; (ii) mobile phone ARPU declining at a decelerating rate; (iii) legacy decline attributable to technological substitution; (iv) lower mobile equipment margins; (v) lower agriculture and consumer goods margins as a result of the planned divestiture of non-core assets; (vi) lower B2B data services revenue; and (vii) increased costs of subscription-based licences and cloud usage. These factors were partially offset by: (i) subscriber base growth across mobile, residential internet, security and automation and TV; (ii) cost reduction efforts, including workforce reductions, synergies achieved from the privatization of TELUS Digital, and reductions in marketing and administrative costs; (iii) lower bad debt expense; and (iv) higher residential internet revenue per customer. In addition to the drivers discussed within TTech Adjusted EBITDA above, EBITDA also reflected an increase in restructuring and other costs of $180 million in the first quarter of 2026, as a result of cost efficiency and effectiveness programs, in addition to costs associated with the privatization of TELUS Digital.

Mobile products and services

•	Mobile network revenue increased by $18 million or 1 per cent in the first quarter of 2026, largely due to growth in our mobile phone subscriber base, supported by ARPU declining at a decelerating rate.
•	Mobile equipment and other service revenues decreased by $50 million in the first quarter of 2026, due to a reduction in contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix.
•	TTech mobile products and services direct contribution increased by $14 million in the first quarter of 2026, reflecting stronger mobile network revenue and subscriber base growth. These factors were partially offset by a decline in mobile equipment margin from lower contracted volumes, in addition to mobile phone ARPU declining at a decelerating rate.
•	Mobile phone ARPU was $56.56 in the first quarter of 2026, a decrease of $0.57 or 1.0 per cent, as the continued positive impact of ongoing efforts to moderate ARPU declines was offset by the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunications services in the public sector. We have noted sustained growth in the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.
•	Mobile phone gross additions were 428,000 in the first quarter of 2026, reflecting an increase of 89,000. This increase was attributable to heightened promotional activity leading to elevated customer switching.
•	Our mobile phone churn rate was 1.35 per cent in the first quarter of 2026, compared to 1.06 per cent in the first quarter of 2025. The increase was largely as a result of customer switching decisions in response to continuing marketing and promotional price competition.
•	Mobile phone net additions were 12,000 in the first quarter of 2026, a decrease of 8,000, reflecting an increase in mobile phone churn rate, partly offset by an increase in gross additions.
•	Connected device net additions were 229,000 in the first quarter of 2026, an increase of 81,000, reflecting growth in gross additions from customers in the transportation and connectivity industries, partially offset by an increase in deactivations.

Fixed products and services

•	Fixed data services revenues increased by $7 million in the first quarter of 2026, driven by residential internet subscriber base and revenue per customer growth, and growth in our security and automation and TV subscriber bases. These factors were partially offset by lower B2B data services revenue.
•	Fixed voice services revenues decreased by $9 million in the first quarter of 2026, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. This was partially mitigated by the effects of our successful customer retention efforts.
•	Fixed equipment and other service revenues decreased by $19 million in the first quarter of 2026, driven primarily by lower premises equipment sales.
•	TTech fixed products and services direct contribution decreased by $32 million in the first quarter of 2026, primarily driven by legacy decline attributable to technological substitution, lower agriculture and consumer goods margins driven by the planned divestiture of non-core assets, and lower B2B data services revenue. These factors were partially offset by continued internet subscriber growth and greater revenue per customer, security and automation subscriber growth, and TV programming savings.
•	Internet net additions were 21,000 in the first quarter of 2026, unchanged compared to the first quarter of 2025.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues decreased by $10 million in the first quarter of 2026, largely as a result of the planned divestiture of non-core assets, representing the final period of impact from the prior year, alongside unfavourable foreign exchange rate effects attributable to the strengthening of the Canadian dollar against the U.S. dollar compared to the same period in the prior year. This was partially offset by organic growth in animal agriculture.

TELUS Health

•	Health services revenues increased by $52 million in the first quarter of 2026, driven by: (i) global business acquisitions in employer solutions and retirement and benefits solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. This was offset by an organic decline in retirement and benefits solutions and in EFAP.
•	TELUS Health direct contribution increased by $29 million in the first quarter of 2026, reflecting revenue growth as described above.
•	TELUS Health EBITDA decreased by $7 million or 10 per cent in the first quarter of 2026, while TELUS Health Adjusted EBITDA increased by $9 million or 11 per cent, reflecting revenue growth, as well as the ongoing realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; (ii) the scaling of our digital and security capabilities, inclusive of digital transformation; and (iii) higher regional marketing costs. The difference between the growth rates of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs in the first quarter of 2026 related to cost efficiency and effectiveness programs.
•	Healthcare lives covered were 169.6 million as of the end of the first quarter of 2026, an increase of 93.1 million over the past 12 months, primarily reflecting the addition of 79.3 million lives covered from our May 2025 acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to the ongoing demand for virtual solutions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) decreased by $18 million in the first quarter of 2026, primarily attributable to: (i) the strengthening of the Canadian dollar against the U.S. dollar, partially offset by the weakening of the Canadian dollar against the European euro compared to the same period in the prior year, which resulted in an overall unfavourable foreign currency impact on our TELUS Digital operating results; and (ii) decreases in services provided to existing clients in our trust and safety service line, particularly from a certain technology client, and our AI and data solutions service line, particularly from a certain technology client. These decreases were partially offset by: (i) revenue growth from business acquisitions; and (ii) an increase in service volume within our digital solutions service line.
•	TELUS Digital EBITDA decreased by $21 million in the first quarter of 2026, while TELUS Digital Adjusted EBITDA increased by $1 million or 2 per cent. The decrease in EBITDA was primarily due to: (i) restructuring and other costs related to cost efficiency programs associated with the privatization of TELUS Digital and costs related to client ramp-down from a service delivery centre out of Europe, and (ii) lower operating revenues. These factors were partially offset by higher other income resulting from a reversal of a provision related to a business combination.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4184 per share on the issued and outstanding Common Shares of the Company payable on July 2, 2026 to holders of record at the close of business on June 10, 2026.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting approximately $647 million in the first quarter of 2026 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $50 billion in these taxes.
•	Investing $651 million in capital expenditures primarily in communities across Canada in the first quarter of 2026 and over $59 billion since 2000.

•	Disbursing spectrum renewal fees in excess of $50 million to Innovation, Science and Economic Development Canada in the first quarter of 2026. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled in excess of $50 billion.
•	Spending $2.5 billion in total operating expenses in the first quarter of 2026, including goods and service purchased of approximately $1.6 billion. Since 2000, we have spent $181 billion and $123 billion respectively in these areas.
•	Generating a total team member payroll of $1.1 billion in the first quarter of 2026, including wages and other employee benefits, and payroll taxes of approximately $75 million. Since 2000, total team member payroll totals $69 billion.
•	Returning approximately $653 million in 2026 to individual shareholders, mutual fund owners, pensioners and institutional investors through dividends declared. Since 2004, we have returned approximately $30 billion to shareholders through our dividend and share purchase programs, including approximately $25 billion in dividends and $5.3 billion in share repurchases, representing over $19 per share.

Community Highlights

Giving Back to Our Communities

•	Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 21 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported 27.1 million youth in need across Canada and around the world, by granting more than $126 million in cash donations to over 11,000 charitable initiatives.
•	Working in close partnership with our TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first quarter of 2026, the Foundation provided support for 148,000 youth by granting nearly $2.6 million: over $2.4 million in cash donations to 180 Canadian registered charities, community partners and projects, and more than $120,000 in student bursaries. Since its inception in 2018, the Foundation has directed $70.3 million in cash donations and bursary grants, helping 18.1 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

Empowering Canadians with Connectivity

•	Throughout the first quarter of 2026, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.7 million Canadians.
•	During the quarter, we welcomed over 1,900 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 74,000 households, making low-cost high-speed internet available to 231,600 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
•	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first three months of 2026, we added more than 2,100 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 74,800 people.
•	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians. During the first quarter of 2026, we supported over 25,000 patient visits. Since the program launched in 2014, we have delivered 378,800 primary care and outreach visits across 27 Canadian communities. In the quarter, we also connected 180 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices. To date, TELUS Health for Good has helped 1,800 low-income seniors maintain their independence.
•	During the quarter, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 1,900 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 19,900 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

•	During the first three months of 2026, over 40,800 individuals in Canada and around the world participated in TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to 961,600 since the program launched in 2013.

Leading in ESG & Sustainability

•	We continued to grow our global leadership in environmental sustainability. Key milestones this quarter included:

○	In February, we announced that we were the first Canadian telecom to achieve a target of sourcing effectively 100 per cent of electricity for our global operations from renewable or low-emitting sources as of December 31, 2025.
○	In February, we set a new corporate climate target, advancing our ambition to reach Net Zero by 2040.
○	In April, we published our 2025 Sustainability and ESG report. Please visit telus.com/sustainability.

Global awards and third party recognition

•	In January, we were named in the Corporate Knights 2026 Global 100 Most Sustainable Corporations in the World for the 14th time since its introduction in 2005.
•	In January, we received an A- leadership rating for our sustainability efforts from the Carbon Disclosure Project (CDP) for Climate Change.
•	In February, we were named in the 2026 Carbon Clean200, a global list of the top companies leading the sustainable economy, released by Corporate Knights and As You Sow.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, MD&A, financial statements, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2026 conference call is scheduled for Friday, May 8, 2026 at 1:30 pm ET (10:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until July 7, 2026 at 1-855-201-2300. Quote conference access code 96709# and playback access code 96709#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), our expectations regarding growth in different areas of our business and regarding the nature, timing and benefits of our asset monetization and deleveraging plans, and our financing plans (including our targeted dividend payments). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements. The assumptions for our 2026 outlook, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the updates below as well as our estimates regarding economic growth, inflation, unemployment and housing starts as discussed in Section 1.2 in our first quarter 2026 MD&A.

•	Our restructuring and other costs assumption has been revised to approximately $600 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $550 million, from approximately $450 million.
•	Our cash income tax payments assumption has been revised downward to a range of approximately $360 million to $460 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received and Canadian Bill C-15, the Budget Implementation Act, 2025, No. 1, receiving royal assent on March 26, 2026

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our first quarter 2026 MD&A;
o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and
o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health, and TELUS Digital also face intense competition in the different markets in which we compete.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

•	Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and
o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience. Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;
o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that we will resume increases under our dividend growth program, or that our NCIB will be maintained, unchanged and/or completed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions. Updates to the assumptions on which our 2026 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in our first quarter 2026 MD&A.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended March 31
C$ millions	2026	2025
Net income attributable to Common Shares	136	321
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	315	93
Tax effects of restructuring and other costs	(87)	(24)
Real estate rationalization-related restructuring impairments	4	3
Tax effect of real estate rationalization-related restructuring impairments	(1)	(1)
Income tax-related adjustments	(11)	(4)
Adjusted Net income	356	388

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2026	2025
Basic EPS	0.09	0.21
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.20	0.06
Tax effect of restructuring and other costs, per share	(0.05)	(0.01)
Income tax-related adjustments, per share	(0.01)	—
Adjusted basic EPS	0.23	0.26

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

Three months ended March 31	TTech		TELUS Health		TELUS Digital		Eliminations		Total
(C$ millions)	2026	2025[1]	2026	2025[1]	2026	2025[1]	2026	2025	2026	2025
Net income									144	301
Financing costs									335	344
Income taxes									55	107
EBIT	665	842	(47)	(32)	(65)	(45)	(19)	(13)	534	752
Depreciation	517	529	16	13	50	50	—	—	583	592
Amortization of intangible assets	241	240	99	94	65	66	—	—	405	400
EBITDA	1,423	1,611	68	75	50	71	(19)	(13)	1,522	1,744
Add restructuring and other costs included in EBITDA	259	79	25	9	31	9	—	—	315	97
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,682	1,690	93	84	81	80	(19)	(13)	1,837	1,841

(1)	2025 results have been restated.

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a TELUS performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

Three months ended March 31	TTech		TELUS Health		TELUS Digital		Eliminations		Total
(C$ millions)	2026	20251	2026	20251	2026	20251	2026	2025	2026	2025
Adjusted EBITDA	1,682	1,690	93	84	81	80	(19)	(13)	1,837	1,841
Capital expenditures	(580)	(515)	(53)	(44)	(37)	(41)	19	13	(651)	(587)
Adjusted EBITDA less capital expenditures	1,102	1,175	40	40	44	39	—	—	1,186	1,254

(1)	2025 results have been restated.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31, 2026			Three months ended March 31, 2025
(C$ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,522	—	1,522	1,744	—	1,744
Restructuring and other costs, net of disbursements	165	—	165	(36)	—	(36)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	27	—	27	28	—	28
Effect of non-discretionary lease principal[1]	—	(113)	(113)	—	(193)	(193)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	31	—	31	42	—	42
Net employee defined benefit plans expense	13	—	13	15	—	15
Employer contributions to employee defined benefit plans	(5)	—	(5)	(5)	—	(5)
Gain on contributions of real estate to joint ventures	(5)	5	—	(8)	8	—
(Income) loss from equity accounted investments	(1)	—	(1)	—	—	—
Interest paid	(430)	—	(430)	(371)	—	(371)
Interest received	25	—	25	5	—	5
Other	(11)	11	—	(11)	11	—
Other working capital items	(165)	165	—	(172)	172	—
Capital expenditures	—	(651)	(651)	—	(587)	(587)
	1,166	(583)	583	1,231	(589)	642
Income taxes paid, net of refunds[2]	(116)	116	—	(154)	—	(154)
	1,050	(467)	583	1,077	(589)	488

(1)	As set out in Note 3 of the interim consolidated financial statements, we may issue new debt to replace existing debt with different characteristics. As part of managing our capital structure, we chose to replace lease principal of $732 through discretionary repayment.
(2)	As set out in Note 3 of the interim consolidated financial statements, as part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended March 31
C$ millions (unaudited)	2026	2025 (restated)	Per cent change
Mobile network revenue	1,750	1,732	1
Mobile equipment and other service revenues	474	524	(10)
Fixed data services(1)	1,175	1,168	1
Fixed voice services	161	170	(5)
Fixed equipment and other service revenues	124	143	(13)
Agriculture and consumer goods services	88	98	(10)
Operating revenues (arising from contracts with customers)	3,772	3,835	(2)
Other income	12	39	(69)
External Operating revenues and other income	3,784	3,874	(2)
Intersegment revenues	6	6	–
TTech Operating revenues and other income	3,790	3,880	(2)

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

C$ millions	Three months ended March 31		Per cent
(unaudited)	2026	2025	change
Health services	522	470	11
Health equipment	1	1	—
Operating revenues (arising from contracts with customers)	523	471	11
Other income	1	–	n/m
External Operating revenues and other income	524	471	11
Intersegment revenues	2	2	—
TELUS Health Operating revenues and other income	526	473	11

Operating revenues and other income – TELUS digital experience segment

C$ millions	Three months ended March 31		Per cent
(unaudited)	2026	2025	change
Operating revenues (arising from contracts with customers)	694	712	(3)
Other income	11	–	n/m
External Operating revenues and other income	705	712	(1)
Intersegment revenues	108	102	6
TELUS Digital Operating revenues and other income	813	814	–

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing approximately 170 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a post-secondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service - earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com and telusdigital.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com